

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Michael Normile
Executive Vice President and Chief Financial Officer
Cass Information Systems, Inc.
12444 Powerscourt Drive, Suite 550
St. Louis, MO 63131

       Re: Cass Information Systems, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2021
            Filed February 28, 2022
            File No. 000-20827

Dear Michael Normile:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Trade & Services